SCHEDULE “J”

PILAGOLD FAIRNESS OPINION

B.J.PRICE GEOLOGICAL CONSULTANTS INC

Ste 1028 - 470 Granville Street, Vancouver BC.,

Canada V6C 1V5

604-682-1501

bpricegeol@telus.net

March 24, 2004

Directors, PILAGOLD INC.,

Suite 830, 355 Burrard Street, Vancouver, BC Canada V6C 2G8

Telephone: (604) 801 5432   Fax: (604) 662 8829

Gentlemen:

In the matter of:

A FAIRNESS OPINION REGARDING THE PROPOSED AMALGAMATION OF

RADIUS EXPLORATIONS LTD (“Radius”) and PILAGOLD INC (“PilaGold”).

You have asked me to express an Opinion on the Fairness of the proposed terms of the above-noted amalgamation of Radius Explorations Ltd and PilaGold Inc.  (“the companies”) from the point of view of PilaGold Inc.

The proposed Amalgamation is to be completed under an Amalgamation Agreement.  Under the terms of the Agreement, a Radius shareholder would receive one common share of a new company (“Newco”) for each one share of Radius held, and a PilaGold shareholder would receive 0.4444 shares of Newco (1.000 divided by 2.250) for each one share of PilaGold.  Newco is to be named Radius Gold Inc., and the Board of Directors would consist of a combination of the existing directors of Radius and PilaGold.

In my review I have:

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Reviewed the Fairness Opinion prepared by Ross Glanville & Associates Ltd. (“Glanville”) who was retained by the Board of Directors of Radius Explorations Ltd. (“Radius”) to determine the fairness to the shareholders of Radius of the proposed amalgamation (“Amalgamation”) of Radius and PilaGold Inc. (“PilaGold”).

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Reviewed the corporate structures, Directorships and management of both companies

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Reviewed the share trading in the past year of both companies

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Read summaries of the exploration properties held in Central America by each company

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Compared the Financial Statements of Radius and PilaGold.

TERMS OF REFERENCE

As Radius and PilaGold share Directorships and Senior Management, as well as an Office, an independent review of the proposed amalgamation is required by each company.  The writer (“Price”) was retained by the Board of Directors of PilaGold to determine the fairness to the shareholders of PilaGold  of the proposed Amalgamation of the two related companies. Under the terms of the engagement, Price will be paid a fee for professional services, and will be reimbursed for his out-of-pocket expenses. The payment of the fee in connection with this engagement is not dependent upon the fairness opinion rendered. Price is an independent arm’s-length consultant under the provisions of NI 43-101 who does not have a financial interest (nor does he expect to have any future interest), directly or indirectly, in Radius or PilaGold, or in any related company, nor does he expect any consideration other than the normal fees and expenses for the preparation of this report.

Price expresses no opinion, nor has he been requested to do so, concerning the expected trading price of the combined company if the proposed transaction is completed. He has not been asked to provide a fairness opinion for Radius.

CREDENTIALS OF PRICE

B.J.Price Geological Consultants Inc. is a company specializing in the preparation of Technical Reports and Opinions of Value for mining and exploration companies and mineral exploration and development properties.  The company has also prepared a number of fairness opinions and has in the past acted as an expert witness in a court case (minority shareholders of Whitehorse Copper vs Hudson Bay Mining, 1979) involving valuation of the mining assets of a company.  The president, Barry Price, B.Sc. (Honours Geology), M.Sc. (Geology) , graduated from the University of British Columbia in 1965 (B.Sc.) and 1972 (M.Sc.).  He became a member of the Association of Professional Engineers and Geoscientists of British Columbia in 1992.  He has served on the boards of a number of Junior Mining Exploration companies in BC.  The writer has had considerable exploration experience in evaluating gold properties in may parts of the world, with extensive field time in Central America (Panama, Nicaragua, Cuba)

DISCLAIMER

In providing this Fairness Opinion, the writer (Price) has relied upon the accuracy and completeness of technical, financial, and other information furnished to him by the companies, and their consultants and representatives. He has not undertaken any independent verification of such information (although data was reviewed for its “reasonability”). The writer did not undertake any physical inspections of the properties or other assets of the companies. However, he has no reason to believe that the information provided to him is not accurate or complete, and he has not been denied access to any information that he requested from the management of the companies.

The writer alone determined the methodologies to be used in this Fairness Opinion, and did not request or receive suggestions from others or from the management of the companies.

It should be noted that this report is a Fairness Opinion only.  Technical reports reviewed by the writer adequately summarize the geological information on each of the exploration properties of Radius and PilaGold, and the writer has relied upon information provided by others, and does not repeat the considerable detail available elsewhere.

The writer reserves the right to amend or withdraw this Fairness Opinion in the event that there occurs a material change in any of the facts or representations upon which this opinion has relied, or in the event that he reasonably concludes that the information provided or any representation he relied upon contains an untrue statement of material fact or omits to state a material fact that, in his reasonable opinion, would make this Fairness Opinion untrue or inaccurate in any material respect. Further, the writer disclaims any obligation to inform anyone of any such material changes that he becomes aware of.

THE COMPANIES

Radius Explorations Ltd

(Summarized from Glanville, 2004)

Radius is a natural resources company engaged in the investigation, acquisition, evaluation, and exploration of mineral properties in Central America. Its common shares are listed for trading on the TSX Venture Exchange (trading symbol “RDU”). As at the end of February 2004, there were almost 39.8 million shares issued (and almost 49 million fully diluted), with the trading prices in 2004 (up to the time of the announcement of the proposed business combination) ranging from $1.22 to $1.60 per share. The major assets of Radius consist of its gold properties in Guatemala and Nicaragua and working capital (mostly cash); although it has other assets, including a TSX Venture Exchange Listing, income tax pools, and some capital assets. Additional cash would be generated upon the exercise of options and/or warrants.

PilaGold Inc.

PilaGold is a natural resources company engaged in the investigation, acquisition, evaluation, and exploration of mineral properties in Central America. Its common shares are listed for trading on the TSX Venture Exchange (trading symbol “PRI”). As at the end of February 2004, there were approximately 23.1 million shares issued (and almost 29.4 million fully diluted), with trading prices in 2004 (up to the time of the announcement of the proposed business combination) ranging from $0.60 to $1.12 per share. The major assets of PilaGold consist of its gold properties in Guatemala and Nicaragua and working capital (mostly cash); although it has other assets, including a TSX Venture Exchange Listing, income tax pools, and minor capital assets. Additional cash would be generated upon the exercise of options and/or warrants.

Radius and PilaGold share an office and have several Directors and several of Senior Management in common, as follows:

	RADIUS	PILAGOLD
PRESIDENT	Simon Ridgeway, CEO, Director	Simon Ridgeway, Director
DIRECTORS	Mario Szotlender	Mario Szotlender
	Harmen Keyser, FGAC,	Harmen Keyser, FGAC, Vice-President, Exploration
Craig Bow, Ph.D. Geologist
David P. Farrell (B.Comm. - Finance, LL.B.).
Nicholas Glass, LLB.
Bradford J. Cooke, M.Sc., P.Geo. Geologist
MANAGEMENT	Jock Slater, MSc. (Geology)Chief Geologist	Jock Slater, MSc. (Geology) Chief Geologist
	Tim R. Osler, B.Sc. Corporate Secretary	Tim R. Osler, B..Sc. Corporate Secretary
	Cheryl van der Schyf Controller	Cheryl van der Schyf Controller
	Sally Whittall Regulatory Compliance	Sally Whittall Regulatory Compliance
	Ralph Rushton, MSc. GeologyVP Corporate Development	Ralph Rushton, M.Sc. GeologyInvestor Relations
Peter Thiersch, M.Sc., P.Geo. VP Exploration

(From Radius and PilaGold websites, March 20, 2004)

   FAIRNESS OPINION

PILAGOLD/RADIUS

B.J.PRICE GEOLOGICAL

MARCH 2004

SUMMARY OF EXPLORATION PROPERTIES

Radius

In Guatemala, Radius owns:

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100% of the Tambor Gold Project (over 65,000 hectares), (See “Resources”)

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100% of the 25,000 hectare Marimba Project (subject to PilaGold’s option to earn a 60% interest by spending Can$2.5 million over three years),

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100% of the 24,000 hectare Holly/Banderas Project (subject to PilaGold’s option to earn a 60% interest by spending Can$4.0 million over three years), and

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100% of other properties in Eastern Guatemala (applications covering an area of approximately 145,000 hectares).

In Nicaragua, Radius owns

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100% interests in a number of projects (including El Pavon (formerly called Brisas), La Patriota (formerly called Paraska) , Juigalpa, and others), covering a total area of over 840,000 hectares.

PilaGold

In Guatemala, Pilagold’s only interests are the foregoing options to earn 60% interest in the Marimba and the Holly/Banderas Projects owned by Radius.  To earn their interest, as noted above, $2.5 M must be expended on Marimba and $4 M on Holly/Banderas

In Nicaragua, PilaGold has the option to earn a 70% in the Kuikuinita Project (41,300 hectares) by spending US$2.0 million over three years (and making cash payments), and the option to earn 70% interests in each of three projects Columbus, San Ramon and Kisilala (with a total area of about 71,000 hectares) by spending US$2.0 million over three years (and making cash payments) on each of the three projects.  Can$587,000 has been spent by PilaGold on Kuikuinita, Can$239,000 on Columbus, Can$154,000 on San Ramon, and Can$135,000 on Kisilala for a total of $1,135,000.

In the Dominican Republic PilaGold also has an early stage gold exploration property.

Location maps are provided on the following page.

MINERAL TENURES

Radius about 7.5 times the property area than does PilaGold in Nicaragua; but, more importantly, Radius owns 100% interests in its properties, while PilaGold must make substantial payments (about US$300,000 per property) and incur significant exploration expenditures (US$2.0 million) on each of its properties to earn 70% interests. Since PilaGold has spent only part of the required US$2.0 million (about Can$2.7 million) on each of the properties, its net beneficial interests would be considerably less than 50%, and, depending on the provisions of the option agreement, may not earn ANY interest if the payments and work commitments are not completed.

RESOURCES

The Tambor project is the only project of either Radius or PilaGold that has a resource, which was calculated by Chlumsky, Armbrust and Meyer, LLC as described in a Technical Report dated January 7, 2004, to contain an Indicated Resource of 456,000 tonnes grading 3.94 g/t gold (contained gold of 57,800 ounces) and an Inferred Resource of 2,547,000 tonnes grading 2.64 g/t gold (contained gold of 216,200 ounces).

The definitions of the indicated and inferred resources, as used by CAM, conform to the

Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) guidelines as defined in CIM

Standards on the Mineral Resources and Reserves Definitions and Guidelines, dated August 20,

2000 and are in compliance with the provisions of National Instrument 43-101..

EXPLORATION EXPENDITURES

Radius has spent significantly more on exploration in Central America than has PilaGold. Gold Fields spent about US$3.25 million on the Tambor Project prior to Radius’ acquisition of Gold Fields’ interest for 1.3 million shares of Radius (Gold Fields was required to spend US$5.0 million on exploration to earn a 55% interest, so it had not earned any interest at the time of acquisition by Radius). PilaGold’s exploration properties are at a relatively early stage of exploration.

Total expenditures by both companies (as deferred exploration expenditures) are as follows

RADIUS	PILAGOLD
>7.5 Million	>$1.135 Million

SHARE TRADING

The closing share trading prices of Radius and PilaGold on February 27, 2004 (the last trades prior to the announcement of the proposed business combination on March 3, 2004 ) were $1.49 and $0.68 per share, respectively, indicating a share exchange ratio of about 2.2 shares of PilaGold for each 1.0 share of Radius. In addition to the relative closing share prices, Glanville considered a number of other factors related to the relative values of the mineral properties, including those set out below:

FACTOR	RADIUS	PILAGOLD
Shares Outstanding	39,771,492	23,140,016
Fully diluted	49,000,000	29,400,000
Low 2004	CAN$1.22	CAN$0.60
High 2004	CAN$1.60	CAN$1.12
Last Trade 2004	CAN$1.49	CAN$0.68
Share Capital	59,259,523.08	CAN$15,735,211.00
Working Capital	13,450,000.00	CAN$6,841,000.00

(As tabulated previously by Glanville, 2004)

STOCK CHARTS, RADIUS AND PilaGold, 12 MONTH

(Source: Stockwatch, March 22, 2004)

1A trading halt was in effect for all of March 1 and March 2, 2004

The closing share trading prices of Radius and PilaGold on February 27, 2004 (the last trades prior to the announcement of the proposed business combination on March 3, 2004 were $1.49 and $0.68 per share, respectively.

FAIRNESS OPINION

Definition of Fairness

For purposes of this Fairness Opinion, the proposed transaction would be fair to the shareholders of PilaGold, from a financial point of view, if the financial value of the rights and interests beneficially owned by PilaGold shareholders after the proposed transaction is completed is not less than the financial value of their interests as shareholders prior to the proposed transaction. In other words, the proposed transaction should not result in a decrease in the financial value to the shareholders of PilaGold.

Fairness Considerations

In addition to the relative values, the writer considered a number of other factors, some of which are summarized below:

• The advantages of consolidation of the land holdings of Radius and PilaGold in Guatemala and Nicaragua. PilaGold shareholders gain exposure to other properties held solely by Radius and benefits from not having to complete the option payments to Radius. Radius shareholders may gain in exposure to the property in the Dominican republic and in the optioned properties held in Nicaragua by PilaGold.

• The implications of ownership dilution in the transaction. Both companies may be affected by share dilution.

• The number and exercise prices of the options and warrants of each of the companies

• The technical and financial expertise of the proposed management and board of directors of the combined company. Since the management of the companies is substantially shared already, structures will remain essentially the same, providing continuity.

• The size and financial strength of the combined company. Shareholders of PilaGold gain in having access to a stronger treasury

• Elimination of some of the overhead, including legal, accounting, office expenses, and administrative and management fees required for managing two separate companies. The cost savings may be of substantial benefit to both shareholder groups.

• Elimination of the duplication of stock exchange filings and regulatory fees.

• Removal of some of the potential conflicts of interest related to officers and/or directors of Radius and PilaGold

• The expected increased liquidity for the shareholders of Radius and PilaGold

• Recent volumes and trading ranges of the companies' shares. While the share price of Radius has remained relatively stable for three months, the share price of PilaGold has fallen from about $1.08 to $0.55

• The equity interest in Radius held by Gold Fields would provide a benefit to shareholders of PilaGold in the new company. Similarly, the PilaGold shareholders gain equity in an indicated and inferred gold resource at Tambor and in the new gold property El Pavon.

A number of factors have been compiled by Price from data gained from Glanville and from other sources:

COMPARISON OF COMPANIES' FINANCIAL STATUS

FACTOR	RADIUS	PILAGOLD INC.
	EXPLORATIONS LTD.
	RDU	PRI
Existing Shares Additional shares, warrants, options	39,771,492 5,479,800	23,140,016 820,000
Diluted shares	45,251,292	23,960,016
Share price	$1.49	$0.68
Market Capitalization	$67,424,425	$16,292,811
Less Cash from Options/Warrants Less Working Capital Less Income Tax Pools Less TSX Venture Listing Less Other Assets	-$3,531,000 -$13,450,000 -$350,000 -$300,000 -$125,000	-$458,000 -$6,841,000 -$220,000 -$300,000 -$23,000
Indicated Value of Mineral Properties	$49,668,425	$8,450,811

FAIRNESS OPINION

In the above simplistic analysis, the inferred ratio of values of the mineral properties is 5.88, but other factors, as discussed previously, enter into the estimation of a fair ratio for the value of the companies, which is estimated to be 2.250:1.00 (Radius/PilaGold)

The determination of “value” for exploration properties is a subjective process and becomes more complicated when packages of exploration tenements at various stages of exploration are present.

In the writer (Price’s) opinion, based on the information reviewed and the factors noted in the discussion on the foregoing pages, the proposed terms of Amalgamation are fair and reasonable, from a financial point of view, to the shareholders of PilaGold.

Price expresses no opinion as to the expected trading price of the shares of Radius Gold if the proposed transaction is completed. Moreover, this Fairness Opinion does not constitute a recommendation to buy or sell the shares of Radius or PilaGold.

This fairness opinion may be relied upon by the Board of Directors, regulatory authorities, and shareholders of PilaGold, but may not be used or relied upon by any other person without prior written consent. Price consents to the duplication and inclusion of this Fairness Opinion in a Prospectus or Information Circular.

Respectfully submitted

B.J. PRICE GEOLOGICAL CONSULTANTS INC.

Per: “Barry James Price”

Barry J. Price, M.Sc., P.Geo.

March 24, 2004

CERTIFICATE OF BARRY J. PRICE, P. GEO.

I, Barry James Price, hereby certify that:

I am an independent Consulting Geologist and Professional Geoscientist residing at 820 East 14th Street, North Vancouver B.C., with my office at Ste 1028 - 470 Granville Street, Vancouver, B.C., V6C 1V5, (Telephone: 682-1501)

I graduated from University of British Columbia, Vancouver B.C., in 1965 with a Bachelors Degree in Science (B.Sc.) (Honours), in the field of Geology, and received a further Degree of Master of Science (M.Sc.) in Economic Geology from the same University in 1972.

I have practised my profession as a Geologist for the past 39 years since graduation, in the fields of Mining Exploration, Oil and Gas Exploration, and Geological Consulting. I have written a considerable number of Qualifying Reports, Technical Reports and Opinions of Value for junior companies in the past 15 years.

I have worked in Canada, the United States of America, in Mexico, The Republic of the Phillippines, Indonesia, Cuba, Ecuador, Panama, Nicaragua, Tajikistan, The People's Republic of China, and the Republic of South Africa, Chile, and Argentina.

I am a registered with the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC) as a Professional Geoscientist (P. Geo.) with Registration Number 19810, registered 1992, in the Province of British Columbia and I am entitled to use the Seal, which has been affixed to this report.

I have based this report on a review of all available data concerning the subject property supplied by the Directors and employees of PilaGold Inc. and on other materials obtained from the literature and from web sites.

I have no direct or indirect interest in the property which is the subject of this report. I do not hold, directly or indirectly, any shares in PilaGold Inc, or Radius Exploration Ltd.., nor any related companies, nor do I intend to acquire any such shares.

I do not hold any interest, directly or indirectly, in any claims within Central America. I will receive only normal consulting fees for the preparation of this report.

I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission of which would make the technical report misleading.

Dated at Vancouver B.C. this 24th day of March 2004

respectfully submitted

“Barry James Price”

Barry James Price, M.Sc., P. Geo.,

Qualified Person

LETTER OF AUTHORIZATION

B.J. PRICE GEOLOGICAL CONSULTANTS INC.

Barry James Price, M.Sc., P. GEO., Consulting Geologist

Ste 1028 - 470 Granville St. Vancouver B.C., V6C 1V5

TEL: 604-682-1501              FAX: 604-642-4217

New E-Mail: bpricegeol@telus.net

March 24, 2004

Directors, PilaGold Inc.

Suite 830, 355 Burrard Street, Vancouver, BC

Canada V6C 2G8

Telephone: (604) 801 5432 Fax: (604) 662 8829

Gentlemen

With this letter is transmitted your signed and stamped copies of my report., entitled: “A FAIRNESS OPINION REGARDING THE PROPOSED AMALGAMATION OF RADIUS EXPLORATIONS LTD (“Radius”) and PILAGOLD INC (“PilaGold”)., dated March 24, 2004.

You are authorized to use this report for a Prospectus, Statement of Material Facts or any other corporate purpose, subject to keeping excerpts from the report in their proper context.

Yours sincerely.

B.J. Price Geological Consultants Inc.

per: “Barry James Price”

Barry J. Price, P. Geo.

Qualified Person